Exhibit 99.1
Approval of merger between Shinhan Asset Management and Shinhan Alternative Investment Management

On September 15, 2021, the board of directors of each of Shinhan Asset Management Co., Ltd. (“Shinhan Asset Management ”), a wholly-owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”), and Shinhan Alternative Investment Management Co., Ltd. (“Shinhan Alternative Investment Management”), another wholly-owned subsidiary of Shinhan Financial Group, have resolved to approve the merger between Shinhan Asset Management and Shinhan Alternative Investment Management (the “Transaction”). The Transaction has also been approved at the extraordinary general meeting of shareholders of each of Shinhan Asset Management and Shinhan Alternative Investment Management on the same date. The details of the Transaction are as follows:

1.	Surviving company after the Transaction : Shinhan Asset Management Co., Ltd.

2.

Expected completion date of the Transaction (effective date): January 1, 2022 (tentative)
- Completion of the Transaction is subject to regulatory approvals, and accordingly the date is subject to change.